Exhibit 99.1

Valens Semiconductor’s HDBaseT Chipsets Power Barco’s ClickShare USB-C Extension Over CAT Kit

HOD HASHARON, Israel, June 16, 2026 /PRNewswire/ -- Valens Semiconductor (NYSE: VLN) today announced that its HDBaseT chipsets will form the connectivity infrastructure inside of Barco’s ClickShare USB-C Extension over CAT kit. This product adds a wired extension connectivity option to Barco’s ClickShare Hub, delivering reliable and low-latency USB-C extension for complex video conferencing installations.

Barco’s ClickShare products are recognized as premium wireless meeting room systems for easy video conferencing, collaboration, and presentation. The ClickShare USB-C Extension over CAT kit is capable of supporting seamless extension of 4K video and USB2 for distances of up to 40 meters, opening up further implementations of the ClickShare Hub in large meeting rooms.

“We are proud to support the latest development of Barco’s ClickShare product with our HDBaseT connectivity solutions,” said Gili Friedman, Head of the Cross-Industry Business at Valens Semiconductor. “As conferencing spaces become more sophisticated, a reliable wired infrastructure becomes increasingly important, complimenting existing wireless solutions. The ability to extend uncompressed 4K video together with USB over long distances is critical for delivering seamless user experiences in modern meeting rooms. Barco’s decision to integrate our chipsets into the ClickShare USB-C Extension over CAT kit reflects the continued and growing demand for high-performance connectivity in the Pro AV market.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our anticipated growth projections, our ability to concentrate our resources on our core businesses, our expectations regarding future revenues, gross margin, and adjusted EBITDA loss, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers or suppliers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; risks related to our use of AI technologies; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty, including with respect to China-Taiwan relations and increasing trade and other tariff-related tensions (as our current guidance assumes the estimated production and/or demand impact on us of current tariff conditions); political, economic, governmental and tax consequences, as well as geopolitical tensions, associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 25, 2026 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
Yoni.dayan@valens.com

Mark Prindle
Senior Account Executive
Fusion PR
Mark.prindle@fusionpr.com

Investor Contacts

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

+972-9-762-6900